Exhibit 99.1

IBEX Limited Announces Strong Second Quarter of Fiscal Year 2023 Financial Results with Accelerating Adjusted EBITDA, Strong Revenue Growth and Cash Flow; Raises Adjusted EBITDA Guidance

Key Highlights

●	Second quarter revenue increased 5.5% to $139.4 million over the prior year quarter.
●	Revenue generated from BPO 2.0 clients grew 16.9% compared to the prior year quarter and represented 77.3% of total revenue in the second quarter.
●	Second quarter net income and net income margin decreased to $1.9 million and 1.3%, respectively, compared to $8.5 million and 6.4%, respectively, in the prior year quarter. The decrease was primarily the result of the revaluation of share warrants driven by the improvement in the stock price.
●	Adjusted net income and adjusted net income margin increased to $11.7 million and 8.4%, respectively, compared to $5.2 million and 3.9%, respectively, in the prior year quarter.
●	Second quarter non-GAAP adjusted EBITDA increased 40.5% to $25.1 million over the prior year quarter.
●	Second quarter non-GAAP adjusted EBITDA margin increased to 18.0%, compared to 13.5% in the prior year quarter.
●	Net cash flow from operations in the second quarter increased to $8.3 million, compared to $3.4 million in the prior year quarter.
●	Fully diluted earnings per share was $0.10, compared to $0.45 in the prior year quarter.
●	Adjusted earnings per share increased to $0.62, compared to $0.27 in the prior year quarter.

WASHINGTON, DC— February 15, 2023—IBEX Limited (“ibex”), a leading global provider in business process outsourcing and end-to-end customer engagement technology solutions, today announced financial results for its second quarter ended December 31, 2022.

“We delivered on a tremendous second quarter of fiscal year 2023. Driven by our strategic decision to aggressively expand capacity in our high margin regions and exit a low margin tenured client, our adjusted EBITDA and adjusted EBITDA margin both soared to record levels this past quarter. Adjusted EBITDA margin is up 450 basis points to 18%, and adjusted EBITDA is up 40% to $25.1 million,” said Bob Dechant, CEO of ibex. “Additionally, revenue continues to grow, fueled by an enviable client list comprised of both elite blue-chip and leading new economy clients. Despite trying market conditions, our powerful New Logo sales engine continues to deliver outstanding results. Looking ahead, I am very excited about the trajectory of our business.”

Second Quarter of Fiscal Year 2023 Highlights

Business Highlights

●	Won 4 new logos across key verticals in the quarter for a total of 7 new logos this fiscal year.
●	Capacity utilization increased to 62% at December 31, 2022 from 49% at June 30, 2022 enabling significant margin improvement.

●	The FinTech & HealthTech verticals continued to increase significantly to 27.9% of total revenue in the second quarter, compared to 22.3% of total revenue in the prior year quarter.

Revenue

●	Revenue increased 5.5% to $139.4 million, compared to $132.2 million in the prior year quarter.
●	Excluding a legacy client we exited in the fourth quarter of fiscal year 2022, revenue increased 12.6% over the prior year quarter.
●	Revenue related to our BPO 2.0 clients grew 16.9% compared to the prior year quarter and now represents 77.3% of our quarterly revenue.

Net Income

●	Net income and net income margin decreased to $1.9 million and 1.3%, respectively, compared to $8.5 million and 6.4%, respectively, in the prior year quarter. The decrease was primarily the result of the revaluation of share warrants driven by the improvement in the stock price.
●	Non-GAAP adjusted net income increased to $11.7 million, compared to $5.2 million in the prior year quarter. Non-GAAP adjusted net income margin increased to 8.4%, compared to 3.9% in the prior year quarter (see Exhibit 1 for reconciliation).

Adjusted EBITDA

●	Non-GAAP adjusted EBITDA increased to $25.1 million, compared to $17.8 million in the prior year quarter (see Exhibit 2 for reconciliation).
●	Non-GAAP adjusted EBITDA margin increased to 18.0%, compared to 13.5% in the prior year quarter (see Exhibit 2 for reconciliation).

Earnings Per Share

●	IFRS fully diluted earnings per share was $0.10, compared to $0.45 in the prior year quarter.
●	Non-GAAP adjusted fully diluted earnings per share increased to $0.62, compared to $0.27 in the prior year quarter (see Exhibit 1 for reconciliation).

Cash flow and balance sheet

●	Cash flow from operations increased to $8.3 million, compared to $3.4 million in the prior year quarter primarily due to stronger operating results partially offset by an increased use of working capital.
●	Capex was $7.9 million compared to $11.8 million in the prior year quarter, as we continue to utilize capacity built in the two prior fiscal years.
●	Free cash flow for the second quarter increased to $0.3 million, compared to ($8.4) million in the prior year quarter.
●	Cash and cash equivalents were $38.1 million and availability on our revolving credit facilities of $71.1 million as of December 31, 2022, compared to cash and cash equivalents of $48.8 million and availability on our revolving credit facilities of $50.5 million as of June 30, 2022.
●	Total borrowings were $4.5 million as of December 31, 2022, compared to total borrowings of $15.0 million as of June 30, 2022.
●	DSOs were 61 days, down 1 day compared to the prior year quarter, and up 2 days sequentially.

Raising Fiscal Year 2023 Adjusted EBITDA Guidance

●	Fiscal year adjusted EBITDA of $82 million to $84 million with midpoint margin of 15.1%, up from $77 million to $79 million and a midpoint margin of 14.2% previously.

Reaffirming Fiscal Year 2023 Revenue and Capex Guidance

●	Fiscal year 2023 organic revenue between $545 million and $555 million with midpoint growth of 11.4% versus fiscal year 2022.
●	Fiscal year 2023 capex of $18 million to $22 million.

Foreign private issuer status

As of December 31, 2022, the last business day of our second fiscal quarter, we determined that we will no longer qualify as a foreign private issuer. Effective July 1, 2023, we will be required to file periodic reports on U.S. domestic issuer forms with the SEC and to comply with other rules as required. Our annual report for the year ending June 30, 2023 will be filed as a domestic issuer on Form 10-K and presented in accordance with accounting principles generally accepted in the United States (U.S. GAAP), with such change being applied retrospectively.

Conference Call and Webcast Information

IBEX Limited will host a conference call and live webcast to discuss its second quarter of fiscal year 2023 financial results at 4:30 p.m. eastern time today, February 15, 2023. The conference e-call may be accessed by registering here.

Live and archived webcasts can be accessed at: https://investors.ibex.co/.

Financial Information

This announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting.” The financial information in this press release has not been audited.

Non-GAAP Financial Measures

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance, as we believe that these non-GAAP financial measures provide a more accurate depiction of the performance of the business by encompassing only relevant and manageable events, enabling us to evaluate and plan more effectively for the future. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies, have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance, financial condition or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or net income or as alternatives to cash flow from operating, investing or financing activities for the period, or any other performance measures, derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles.

ibex is not providing a quantitative reconciliation of forward-looking non-GAAP adjusted EBITDA to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, non-recurring expenses, fair value adjustments, and share-based compensation expense.

These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

About ibex

ibex helps the world’s preeminent brands more effectively engage their customers with services ranging from customer support, technical support, inbound/outbound sales, business intelligence and analytics, digital demand generation, and CX surveys and feedback analytics.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: the effects of cyberattacks on our information technology systems; our ability to attract new business and retain key clients; our ability to enter into multi-year contracts with our clients at appropriate rates; the potential for our clients or potential clients to consolidate; our clients deciding to enter into or further expand their insourcing activities; our ability to manage portions of our business that have long sales cycles and long implementation cycles that require significant resources and working capital; our ability to manage our international operations, particularly in the Philippines, Jamaica, Pakistan and Nicaragua; our ability to comply with applicable laws and regulations, including those regarding privacy, data protection and information security; our ability to manage the inelasticity of our labor costs relative to short-term movements in client demand; our ability to realize the anticipated strategic and financial benefits of our relationship with Amazon; our ability to recruit, engage, motivate, manage and retain our global workforce; our ability to anticipate, develop and implement information technology solutions that keep pace with evolving industry standards and changing client demands; our ability to maintain and enhance our reputation and brand; developments relating to COVID-19; and other factors discussed under the heading “Risk Factors”  in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on October 4, 2022 and any other risk factors we include in subsequent reports on Form 6-K. Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

IR Contact:  Michael Darwal, EVP, Deputy CFO, Investor Relations, ibex, michael.darwal@ibex.co

Media Contact:  Daniel Burris, Senior Director PR and Communication, ibex, daniel.burris@ibex.co

IBEX Limited

Unaudited Consolidated Statements of Financial Position

	December 31,	June 30,
US$ in thousands	2022	2022

Assets
Current assets
Cash and cash equivalents	$38,082	$48,831
Trade and other receivables	107,256	93,430
Due from related parties	136	108
Warrant asset	923	908
Total current assets	$146,397	$143,277

Non-current assets
Property and equipment	$40,706	$38,987
Right of use assets	72,999	77,642
Goodwill	11,832	11,832
Other intangible assets	2,496	3,027
Warrant asset	460	935
Investment in joint venture	380	382
Deferred tax asset	7,855	9,465
Other assets	5,441	4,590
Total non-current assets	$142,169	$146,860
Total assets	$288,566	$290,137

Liabilities and equity
Current liabilities
Trade and other payables	$65,326	$59,813
Deferred revenue	7,090	8,600
Lease liabilities	13,939	13,705
Borrowings	4,488	14,689
Due to related parties	2,479	2,595
Income tax payables	2,789	2,965
Total current liabilities	$96,111	$102,367

Non-current liabilities
Deferred revenue	$2,598	$3,993
Lease liabilities	72,103	76,004
Borrowings	-	338
Other non-current liabilities	9,245	7,146
Total non-current liabilities	$83,946	$87,481
Total liabilities	$180,057	$189,848

Equity
Share capital	$2	$2
Additional paid-in capital	155,719	154,786
Other reserves	34,307	33,191
Accumulated deficit	(81,519)	(87,690)
Total equity	$108,509	$100,289
Total liabilities and equity	$288,566	$290,137

IBEX Limited

Unaudited Consolidated Statements of Comprehensive Income

	Three months ended December 31,		Six months ended December 31,
US$ in thousands, except share and per share amounts	2022	2021	2022	2021
Revenue	$139,390	$132,184	$267,266	$240,757

Payroll and related costs	92,452	91,491	179,531	167,928
Share-based payments	1,533	144	2,655	504
Reseller commission and lead expenses	2,479	3,489	5,663	6,681
Depreciation and amortization	8,755	8,669	17,440	16,312
Fair value measurement of share warrants	6,971	(4,187)	9,136	(6,987)
Other operating costs	21,185	20,463	39,561	38,487
Income from operations	$6,015	$12,115	$13,280	$17,832

Finance expenses	$(2,085)	$(2,310)	(3,954)	(4,420)
Income before taxation	$3,930	$9,805	$9,326	$13,412

Income tax benefit / (expense)	$(2,065)	$(1,340)	(3,155)	(1,933)
Net income	$1,865	$8,465	$6,171	$11,479

Other comprehensive income
Items that will be subsequently reclassified to profit or loss
Foreign currency translation adjustment	$544	$(157)	$(949)	$(602)
Cash flow hedges - changes in fair value	814	29	553	(282)
Total other comprehensive income	$1,358	$(128)	$(396)	$(884)

Total comprehensive income	$3,223	$8,337	$5,775	$10,595

Earnings per share
Basic	$0.10	$0.46	$0.34	$0.63
Diluted	$0.10	$0.45	$0.33	$0.61

Weighted average shares outstanding
Basic	18,148,954	18,294,304	18,154,402	18,270,488
Diluted	18,859,744	18,815,099	18,753,021	18,884,220

IBEX Limited

Unaudited Consolidated Statements of Cash Flows

	Three months ended December 31,		Six months ended December 31,
US$ in thousands	2022	2021	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Income before taxation	$3,930	$9,805	$9,326	$13,412
Adjustments to reconcile income before taxation to net cash provided by operating activities:
Depreciation and amortization	8,755	8,669	17,440	16,312
Amortization of warrant asset	244	237	460	(57)
Foreign currency translation gain	752	16	(97)	(6)
Fair value measurement of share warrants	6,971	(4,187)	9,136	(6,987)
Share-based payments	1,533	144	2,655	504
Allowance of expected credit losses	115	(99)	117	(324)
Share of profit from investment in joint venture	(173)	(211)	(325)	(436)
Gain on lease terminations	(1)	(5)	(367)	(7)
(Benefit) / provision for defined benefit scheme	(99)	59	(100)	78
Finance expenses	2,085	2,310	3,954	4,420
Increase in trade and other receivables	(8,585)	(14,352)	(14,843)	(21,949)
Increase in prepayments and other assets	(144)	70	(937)	(199)
(Decrease) / increase in trade and other payables and other liabilities	(3,810)	3,916	(3,985)	10,832
Cash inflow from operations	11,573	6,372	22,434	15,593
Interest paid	(2,055)	(2,310)	(3,990)	(4,420)
Income taxes paid	(1,257)	(675)	(1,378)	(888)
Net cash inflow from operating activities	$8,261	$3,387	$17,066	$10,285

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	$(7,837)	$(11,330)	$(11,326)	$(16,265)
Purchase of other intangible assets	(111)	(487)	(180)	(876)
Dividend received from joint venture	177	228	328	433
Net cash outflow from investing activities	$(7,771)	$(11,589)	$(11,178)	$(16,708)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from line of credit	$29,959	$35,317	$39,314	$60,132
Repayments of line of credit	(32,300)	(24,307)	(46,300)	(49,227)
Repayment of borrowings	(838)	(1,604)	(3,524)	(3,842)
Exercise of options	1,188	-	1,209	-
Proceeds from lease obligations	331	-	331	-
Principal payments on lease obligations	(3,660)	(3,524)	(7,136)	(6,547)
Purchase of treasury shares	-	(36)	(276)	(36)
Net cash (outflow) / inflow from financing activities	$(5,320)	$5,846	$(16,382)	$480
Effects of exchange rate difference on cash and cash equivalents	61	(99)	(255)	(368)
Net decrease in cash and cash equivalents	$(4,769)	$(2,455)	$(10,749)	$(6,311)
Cash and cash equivalents at beginning of the period	$42,851	$53,986	$48,831	$57,842
Cash and cash equivalents at end of the period	$38,082	$51,531	$38,082	$51,531

Non-cash items
New leases	7,633	6,656	7,987	14,406

IBEX Limited

Reconciliation of IFRS Financial Measures to Non-GAAP Financial Measures

EXHIBIT 1: Adjusted net income and adjusted fully diluted earnings per share

We define “adjusted net income” as net income before the effect of the following items: non-recurring expenses (including severance expense, litigation and settlement expenses, costs related to COVID-19, and listing costs, as applicable), amortization of warrant asset, foreign currency translation gains or losses, fair value measurement of share warrants, share-based payments, gain or loss on disposal of fixed assets and/or lease terminations, and impairment of intangibles, as applicable, net of the tax impact of such adjustments. The following table provides a reconciliation of net income to adjusted net income for the periods presented:

IBEX Limited
Adjusted net income

	Three months ended December 31,		Six months ended December 31,
	2022	2021	2022	2021
US$ in thousands, except share and per share amounts, unaudited	Amount	Amount	Amount	Amount
Net income	$1,865	$8,465	$6,171	$11,479
Net income margin	1.3%	6.4%	2.3%	4.8%

Non-recurring expenses	792	850	792	1,712
Amortization of warrant asset	244	237	460	(57)
Foreign currency translation gain	752	16	(97)	(6)
Fair value measurement of share warrants	6,971	(4,187)	9,136	(6,987)
Share-based payments	1,533	144	2,655	504
Gain on lease terminations	(1)	(5)	(367)	(7)
Total adjustments	$10,291	$(2,945)	$12,579	$(4,841)
Tax impact of adjustments(a)	(414)	(346)	(581)	(595)
Adjusted net income	$11,742	$5,174	$18,169	$6,043
Adjusted net income margin	8.4%	3.9%	6.8%	2.5%

IBEX Limited
Adjusted earnings per share - diluted

Earnings per share - diluted	$0.10	$0.45	$0.33	$0.61
Per share impact of adjustments to net income	0.52	(0.18)	0.64	(0.29)
Adjusted earnings per share - diluted	$0.62	$0.27	$0.97	$0.32

Weighted average shares outstanding - diluted	18,859,744	18,815,099	18,753,021	18,884,220
(a)	The tax impact of each adjustment is calculated using the effective tax rate in the relevant jurisdictions.

EXHIBIT 2:  EBITDA and Adjusted EBITDA

We define “EBITDA” as net income before the effect of the following items: finance expenses (including finance expense related to right-of-use lease liabilities), income tax (benefit) / expense, and depreciation and amortization (including depreciation of right-of-use assets). We define “Adjusted EBITDA” as EBITDA before the effect of the following items: non-recurring expenses (including severance expense, litigation and settlement expenses, costs related to COVID-19, and listing costs, as applicable), amortization of warrant asset, foreign currency translation gains or losses, fair value measurement of share warrants, share-based payments, gain or loss on disposal of fixed assets and/or lease terminations, and impairment of intangibles, as applicable. The following table provides a reconciliation of net income to adjusted EBITDA for the periods presented:

	Three months ended December 31,		Six months ended December 31,
US$ in thousands, unaudited	2022	2021	2022	2021
Net income	$1,865	$8,465	$6,171	$11,479
Net income margin	1.3%	6.4%	2.3%	4.8%

Finance expenses	2,085	2,310	3,954	4,420
Income tax expense	2,065	1,340	3,155	1,933
Depreciation and amortization	8,755	8,669	17,440	16,312
EBITDA	$14,770	$20,784	$30,720	$34,144
Non-recurring expenses	792	850	792	1,712
Amortization of warrant asset	244	237	460	(57)
Foreign currency translation gain	752	16	(97)	(6)
Fair value measurement of share warrants	6,971	(4,187)	9,136	(6,987)
Share-based payments	1,533	144	2,655	504
Gain on lease terminations	(1)	(5)	(367)	(7)
Adjusted EBITDA	$25,061	$17,839	43,299	29,303
Adjusted EBITDA margin	18.0%	13.5%	16.2%	12.2%

EXHIBIT 3: Free cash flow

We define “free cash flow” as net cash provided by operating activities less cash capital expenditures.

	Three months ended December 31,		Six months ended December 31,
US$ in thousands, unaudited	2022	2021	2022	2021

Net cash provided by operating activities	$8,261	$3,387	$17,066	$10,285

Less:
Cash capital expenditures	7,948	11,817	11,506	17,141
Free cash flow(1)	$313	$(8,430)	$5,560	$(6,856)
(1)	Excluded from free cash flow are the principal portion of right-of-use lease payments of $3,566 and $3,411 for the quarter ended and $7,042 and $6,426 for the six months ended December 31, 2022 and 2021, respectively. We believe it is useful to consider these payments when analyzing free cash flow as these amounts directly relate to revenue generating assets used in operations.

EXHIBIT 4: Net debt

We define “net debt” as total debt less cash and cash equivalents.

	December 31,	June 30,
US$ in thousands, unaudited	2022	2022
Borrowings
Current	$4,488	$14,689
Non-current	-	338
	$4,488	$15,027
Leases
Current	$13,939	$13,705
Non-current	72,103	76,004
	$86,042	$89,709
Total debt	$90,530	$104,736
Cash and cash equivalents	38,082	48,831
Net debt	$52,448	$55,905